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Attn: Thomas Jones, Staff Attorney

Sherry Haywood, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Re:	ECP Environmental Growth Opportunities Corp.

Registration Statement on Form S-4

Filed September 3, 2021

File No. 333-259335

Ladies and Gentlemen:

On behalf of our client, ECP Environmental Growth Opportunities Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on September 3, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed September 3, 2021

Questions and Answers, page 6

1.	Please add a question and answer that discusses the positive and negative factors considered in connection with the business combination.

Response: In response to the Staff’s comment, the Company has revised page 14 of the Registration Statement.

October 8, 2021

2.	Please add a question and answer that discusses the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of their redemption rights.

Response: In response to the Staff’s comment, the Company has revised pages 15-16 of the Registration Statement to add a question and answer that discusses the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of their redemption rights.

Q: What equity stake will current ENNV stockholders… , page 9

3.

Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised pages 9-10 of the Registration Statement.

Who is Fast Radius?, page 12

4.

We note the disclosure on page 12 describing Fast Radius’ business. Please revise to balance your disclosure. For example, we note the disclosure on page F-72 that Fast Radius has an accumulated deficit of approximately $83.2 million as of June 30, 2021 and the disclosure on page F-41 of net losses for the years ended December 31, 2019 and December 31, 2020 and the disclosure on page F-73 of net losses for the six months ended June 30, 2021.

Response: In response to the Staff’s comment, the Company has revised pages 12 and 178 of the Registration Statement.

Q: How do I exercise my redemption rights?, page 14

5.

Please clarify whether public stockholders that redeem their shares will retain any warrants. If so, quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Company has revised pages 14-15 and 123 of the Registration Statement.

October 8, 2021

Do any of ENNV’s directors or officers have interests in the business combination… , page 17

6.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other stockholders experience a negative rate of return in the post business combination company.

Response: In response to the Staff’s comment, the Company has revised pages 18, 29, 85, 117 and 247 of the Registration Statement.

7.

We note the disclosure on page 109 that the sponsor and ENNV’s directors and executive officers have waived any redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comment, the Company has revised page 116 of the Registration Statement.

Risk Factors, page 42

8.

Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully advises the Staff that it has added a new risk factor on pages 87-88 of the Registration Statement in response to the Staff’s comment.

9.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised pages 18-20, 29, 85, 117-118 and 247 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 96

10.

We note references to Sponsor Earn Out Shares throughout the filing. Please disclose the specific terms and conditions associated with these earn out shares and more fully explain how you determined the appropriate accounting for such shares, including how they are reflected and presented in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the letter to stockholders and pages 85, 110-111 and 255 of the Registration Statement to disclose specific terms and conditions associated with the Sponsor Earn Out Shares and the appropriate accounting and how they are presented in the pro forma financial statements. The Company respectfully refers the Staff to the Company’s response to comment 12 for more information on the determination of the appropriate accounting for the Sponsor Earn Out Shares.

October 8, 2021

11.

Refer to note 2 on page 104. Please more fully explain what accounting policies need to be reviewed and how and why conforming those policies could have a material impact on the financial statements of the combined company.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company and Fast Radius have reviewed their respective accounting policies and not identified any differences between the policies that could have a material impact on the financial statements of the Combined Company. Accordingly, this disclosure has been removed.

12.

Refer to note 3(C) on page 105. Please disclose the specific terms and conditions associated with the Fast Radius Earn Out Shares and explain how you determined classifying and accounting for these earn out shares in equity is appropriate. In addition, it appears to us that these earn out shares are excluded from the outstanding share disclosures on page 98 but are included in the weighted average shares outstanding used to calculate pro forma earnings per share as noted on page 107, please clarify or more fully explain this apparent inconsistency.

Response: In response to the Staff’s comment, the Company has revised pages 110-112 of the Registration Statement to more fully describe the equity treatment of the Fast Radius Earn Out Shares and the pro forma financial statements, respectively.

The Company respectfully advises the Staff that the Fast Radius Earn Out Shares are not puttable by Fast Radius equityholders, the underlying shares are not redeemable outside the Company’s control, and the Fast Radius Earn Out Shares are settled by the Company issuing a fixed number of shares. As such, the Company believes the Fast Radius Earn Out Shares are not within the scope of ASC 480. However, the Company has determined the Fast Radius Earn Out Shares meet the definition of equity under ASC 815 because they meet the criteria for equity indexation and equity classification. For all of the foregoing reasons, the Company respectfully submits that the Fast Radius Earn Out Shares should be classified in stockholders’ equity (in additional paid-in capital) and are not subject to remeasurement, provided that they continue to meet the conditions to be classified in equity.

The Company has also updated the disclosure on page 114 of the Registration Statement to amend the pro forma weighted average shares outstanding and clarify that the Fast Radius Earn Out Shares are excluded from the calculation of pro forma earnings per share because such shares will not be issued until shares of the Company’s stock reach certain price levels set forth in the Merger Agreement and therefore do not have the rights of a stockholder until such time.

October 8, 2021

13.	Refer to note 3(O) on page 106. Please disclose the terms of the convertible notes and the number of shares of common stock into which the notes were converted.

Response: In response to the Staff’s comment, the Company has revised page 113 of the Registration Statement to include the number of shares into which the notes will convert, the price at which these notes will convert to shares and manner for how it was calculated. See footnote 5 to the condensed consolidated financial statements for further information on the convertible notes.

14.	Refer to note 3(T) on page 106. Please disclose the terms of the employee awards for which vesting was accelerated and clarify how you determined the amount of compensation expense recorded.

Response: In response to the Staff’s comment, the Company has revised page 113 of the Registration Statement to disclose the number of options and RSUs that will vest as a result of the Business Combination and the vesting criteria that will be triggered for the underlying shares to vest.

15.	Refer to note 4 on page 106. Please quantify any instruments excluded from the calculations of pro forma losses per share because they are antidilutive.

Response: In response to the Staff’s comment, the Company has revised page 114 of the Registration Statement to disclose the number of RSUs, options, and ENNV public and private warrants excluded in the calculation of outstanding shares to calculate pro forma losses because they are antidilutive.

Proposal No. 2—The Charter Proposal, page 199

16.

Please provide us with your analysis as to why you are not required to unbundle those changes to your certificate of incorporation which are not specific to special purpose acquisition companies into separate proposals. We also note that Proposal 2 appears to overlap with the proposals under “Proposal 3—The Governance Proposal” which is disclosed as being voted upon on a non-binding advisory basis. Please tell us how this complies with the unbundling rules and guidance.

Response: In response to the Staff’s comment, the Company has revised pages 126-133 of the Registration Statement. We have unbundled those changes to the charter which are not specific to special purpose acquisition companies into separate proposals and have similarly revised the relevant disclosures in the Registration Statement as shown in the new “Charter Proposal A” through “Charter Proposal D”.

October 8, 2021

Contractual Obligations, page 157

17.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff’s comment, the Company has revised pages 10 and 168 of the Registration Statement.

Security Ownership of Certain Beneficial Owners, page 160

18.

Please revise footnotes (9), (10) and (11) on page 162 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities in the table on page 161.

Response: In response to the Staff’s comment, the Company has revised pages 174-175 of the Registration Statement.

Fast Radius Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent development

Business combination, page 184

19.

Please more fully disclose and discuss your short-term and long-term liquidity priorities, including potential changes in those priorities based on changes in the amount of cash that will be available after the consummation of the business combination as a result of the actual amount of cash redemptions.

Response: In response to the Staff’s comment, the Company has revised pages 209-210 of the Registration Statement.

Critical Accounting Policies and Estimates, page 199

20.

Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please address the facts and circumstances that resulted in any differences between the valuations used to determine those fair values relative to the fair value implied by other equity transactions and the fair value implied by the current transaction.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that for all periods presented, the fair values of Fast Radius’ equity underlying Fast Radius’ share-based awards were estimated by Fast Radius’ Board of Directors (the “Fast Radius Board”) based on third party issuances of equity and/or valuations of an independent third-party appraiser as described below in more detail. In response to the Staff’s comment, consistent with the guidance included in FRM sections 9520.1 and 9520.2, the Company has revised page 214 of the Registration Statement.

Valuation Approach: Historically, Fast Radius has determined the fair value of its equity, including common stock underlying option grants, restricted stock units and warrants, by considering a variety of factors including, among other things, timely valuations of Fast Radius’ equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’

October 8, 2021

Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for Fast Radius’ equity, the Fast Radius Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in Fast Radius’ operations, its stage of development, valuations performed by an independent third-party valuation firm, sales of Fast Radius’ common and preferred stock to third parties, issuance of convertible debt instruments, actual operating results and financial performance, the impact of COVID-19 and economy in general, the lack of liquidity of Fast Radius’ equity, and the likelihood of achieving a liquidity event, such as a transaction with a special purpose acquisition company (“SPAC”), initial public offering, merger or sale of Fast Radius.

Valuation History: As of March 2019, the valuation of Fast Radius’ common stock was determined to be $1.77 per share. In March 2019, Fast Radius commenced a funding round led by UPS which resulted in the sale of Series B preferred stock for a total investment of approximately $56.7 million, which began in March 2019 and materially concluded in February 2020. In March 2020 and December 2020, the valuation of Fast Radius’ common stock was determined to be $1.97 per share and $4.11 per share, respectively. Fast Radius’ common stock fair value per share increased as of the December 31, 2020 valuation mainly due to the growing likelihood of the completion of a transaction with a SPAC, which external advisors believed would be at a materially higher valuation than the Company’s prior round of financing and would also result in the conversion of preferred shares to common shares, thereby materially increasing the value of Fast Radius common stock.

In particular, beginning in Q4 2020, Fast Radius started to consider sources of its next round of financing, and contemplated a Series C round of financing as well as additional debt, but also started to investigate entering into a transaction with a SPAC and the impact of partnering with a SPAC on Fast Radius’ founders, investors and employees. On December 22, 2020, Fast Radius held an initial meeting with prospective legal, investment banking and other advisors to communicate the intention to start discussions with a SPAC. On January 18, Fast Radius formally engaged its investment banking advisor to support a prospective SPAC transaction.

In late January through February 2021, Fast Radius held initial SPAC meetings with various SPACs its investment banking advisor had identified and entered into a non-binding letter of intent (the “Initial LOI”) with a SPAC on March 1, 2021. The Initial LOI set forth the basic terms of a potential transaction between Fast Radius and a SPAC, contemplating a pre-money equity value of $1.3 billion for Fast Radius as well as a private investment in public equity (“PIPE”) of between $300 million and $350 million in the aggregate, subject to finalization of due diligence, negotiation and execution of definitive agreements, and obtention of sufficient commitments from PIPE investors. The Initial LOI was eventually terminated on April 15, 2021. On May 12, 2021, Fast Radius and the Company executed a letter of intent (the “LOI”). This second LOI reflected a pre-money equity value of $1.0 billion for Fast Radius and decreased the PIPE investment from a minimum of $300 million to a minimum of $100 million.

October 8, 2021

In February 2021, Fast Radius’ common stock was determined to be $16.53 per share. The increase in common stock fair value per share was primarily driven by a reduction to the discount for lack of marketability (“DLOM”) and an increase to the probability weighting of a SPAC scenario from 10% to 40% as of December 31, 2020 and February 14, 2021, respectively.

In May 2021, Fast Radius’ common stock was determined to be $21.21 per share. The increase in common stock fair value per share resulted from an increase in the probability weighting of a SPAC scenario to 65%, partially offset by a reduction to the Company’s expected SPAC exit value.

Below is the summary of independent valuations performed from 2019 to 2021.

Valuation Date	Common Stock Fair Value
3/21/2019	$1.77
3/16/2020	$1.97
12/31/2020	$4.11
2/14/2021	$16.53
5/17/2021	$21.21

For the March 2019 and March 2020 valuations, Fast Radius applied a market-based valuation approach to determine the common stock fair value. To arrive at the fair value of common stock, Fast Radius assigned a 100% weighting to the option pricing method (“OPM”). This valuation method relied on a continuing operations scenario approach, whereby the time to liquidity was approximately three years.

For the December 2020 valuation, Fast Radius applied a Probability Weighted Expected Return Valuation Method (“PWERM”). The PWERM model applies an estimation of future potential outcomes for a company, as well as values and probabilities associated with each respective potential outcome. Fast Radius was valued under both “Remain Private” and “SPAC Acquisition” scenarios. As of December 31, 2020, Fast Radius management estimated a 10.0% probability associated with a SPAC transaction occurring within 2021 and a 90.0% probability of remaining private for approximately two years.

A discussion of the two scenarios used in the PWERM model as of December 31, 2020 is as follows:

Remain Private:

The valuation expert determined that there was a very wide range of possible future exit events given the expectations to stay private for a longer period of time, and forecasting potential values associated with any future events would be highly speculative. Based on the wide range of possible exit scenarios under the Remain Private scenario, the application of OPM was determined to be an appropriate methodology under the Remain Private

October 8, 2021

scenario. The current equity value used in the OPM analysis was determined to be approximately $128.3 million, resulting in a value of $2.90 per common share, prior to a DLOM being applied. A DLOM of 29.3% was applied based on various put option models, resulting in a per common share value of $2.05 at December 31, 2020 under the Remain Private scenario.

SPAC Acquisition:

Under the SPAC Acquisition scenario, the estimated exit value was determined to be $955 million based on guideline company revenue multiple indications, which resulted in a value of $33.40 per common share, prior to a present value factor and a DLOM being applied.

A DLOM of 20.0% was applied as well as a present value factor of 85.0% based on the same term, resulting in a per common share value of $22.64 at December 31, 2020 under the SPAC Acquisition scenario.

The application of the PWERM model to the values determined under the two scenarios outlined above resulted in a per common share value of $4.11 at December 31, 2020. Such value was derived based on a weighted average value assigned to the Remain Private scenario at $2.05 (90%) and SPAC Acquisition scenario at $22.64 (10%). The weightings reflected the uncertainty regarding the potential transaction between Fast Radius and a potential SPAC partner, which at this time had not been identified. Fast Radius and a SPAC entered into the Initial LOI on March 1, 2021, at which point Fast Radius believed the likelihood of the consummation of a SPAC transaction increased significantly.

Upon the signing of the Initial LOI with a SPAC on March 1, 2021 and signing of the LOI with the Company on May 12, 2021, Fast Radius adjusted its valuation assumptions with an increased likelihood of the SPAC Acquisition scenario occurring in subsequent valuations. The likelihood of a SPAC transaction and per share common stock fair values as of each valuation from December 31, 2020 to September 7, 2021 are as shown below:

Valuation Report Date	SPAC Likelihood	Common Stock Per Share Value
December 31, 2020	10%	$4.11
February 14, 2021	40%	$16.53
May 17, 2021	65%	$21.21
September 7, 2021	85%	$25.75

Impact on Measurement of Share-based Payment Awards: The table below contains a complete list of equity awards, including the stock options (“Options”) and restricted stock units (“RSUs”), granted by Fast Radius from January 1, 2020 to September 3, 2021, the initial filing date of the Registration Statement (the “Review Period”), together with the date of the grant, the number of shares granted, and the fair value of the underlying common stock used to value such awards for accounting purposes. Such equity awards were measured at fair value on the date of grant. Fast Radius has not made any other equity incentive grants during the Review Period.

October 8, 2021

To evaluate the fair value of the underlying shares for grants taking place on dates between the dates of any two independent valuations, Fast Radius considered material changes in valuation assumptions used in the last valuation, including the likelihood of achieving a liquidity event or alternative funding sources, as well as important developments in Fast Radius’ operations, its stage of development, sales of Fast Radius’ common and preferred stock to third parties, issuance of convertible debt instruments, actual operating results and financial performance, and the impact of COVID-19 and economy in general.

For example, in determining the fair value of the underlying common stock used to value equity awards granted on December 14, 2020, Fast Radius determined that the fair value of $1.97 from March 31, 2020 was appropriate given there were no material changes in Fast Radius’ business, research and development activities, cost structure or financial condition between March 16, 2020 and December 14, 2020. More specifically, while Fast Radius faced macro-economic challenges from COVID-19 and tighter liquidity during this period, these conditions were offset by improving operational results and forecasts. In addition, while the Fast Radius considered a SPAC as a potential source of funding, there were no meaningful actions to pursue a SPAC transaction until December 22, 2020, when Fast Radius held an initial meeting with prospective legal, investment banking and other advisors to communicate the intention to start discussions with a SPAC. Therefore, because Fast Radius applied the PWERM model for the December 31, 2020 valuation assuming a 10% probability of the SPAC Acquisition scenario, and given Fast Radius had not yet taken meaningful action to pursue a SPAC as of December 14, 2021, Fast Radius determined that the valuation as of December 31, 2020 did not appropriately reflect the fair value of the underlying common stock used to value equity awards granted on December 14, 2020.

In determining the fair value of the underlying common stock used to value equity awards granted on February 27, 2021, Fast Radius determined that a fair value of $16.53 was appropriate given Fast Radius did not enter into the Initial LOI with a SPAC until March 1, 2021, when the potential SPAC partner was known.

Awards Type	Grant Date	Number of Shares Granted	Fair Value of Common Stock
Options	1/9/2020	228,953	$1.77
Options	5/8/2020	200,156	$1.97
RSUs	5/16/2020	231,584	$1.97
Options	7/29/2020	26,000	$1.97
Options	12/14/2020	556,957	$1.97
RSUs	12/14/2020	3,566	$1.97
RSUs	2/14/2021	1,331,207	$16.53
RSUs	2/27/2021	72,750	$16.53
RSUs	5/29/2021	103,450	$21.21
RSUs	6/7/2021	137,193	$21.21
RSUs	7/13/2021	22,012	$21.21

October 8, 2021

Unaudited Prospective Financial Information of Fast Radius, page 226

21.

We note your disclosure that the prospective financial information was based on numerous variables and assumptions. Please revise to describe such variables and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of the prospective financial information. Please specifically address the significant differences between your historical revenue and prospective financial information.

Response: In response to the Staff’s comment, the Company has revised pages 243-245 of the Registration Statement.

The Merger Agreement, page 236

22.

Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 266-267 of the Registration Statement to include the additional disclosure langue referred to by the Staff.

October 8, 2021

Material U.S. Federal Income Tax Considerations, page 257

23.

We note that section 2.7 of the merger agreement states that the “Each of the parties intends that, for United States federal income tax purposes, (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.” However, the disclosure does not indicate whether the parties expect the merger to be tax-free to U.S. holders. Please revise to make clear whether the parties expect the merger to be tax-free to U.S. holders. If you are unable to conclude that the merger is likely to be tax-free, revise your disclosure to focus on the uncertainty and the consequences of the merger being taxable to U.S. holders. If you are able to conclude that the merger is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Registration Statement will not serve as an information statement for the shareholders of Fast Radius with respect to their approval of the Merger. Furthermore, the Company does not believe that tax treatment of the Merger to Fast Radius’ shareholders is material to the Company’s stockholders from whom the Company is soliciting proxies in support of the approval of the Merger. Similarly, the Company does not believe that the tax treatment of the Merger to Fast Radius’ shareholders is material to the issuance of securities under the Registration Statement and notes that many parties file registration statements on Form S-4 without addressing this issue as a material tax consequence for that reason. Since Item 601(b)(8) of Regulation S-K requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing,” neither of which is the case here, the Company respectfully submits to the Staff that an opinion is not required.

Fast Radius—Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-52

24.

We note your disclosure that revenues are recognized at a point-in-time when control has transferred to the customer. Please revise your policy to disclose when control transfers. Refer to ASC 606-10-50-12.

Response: In response to the Staff’s comment, the Company has considered the guidance in ASC 606-10-50-12, including the portion requiring a description of “when the entity typically satisfies its performance obligations.” Fast Radius has contracts with customers where the transfer of control of the specified good or service varies from contract to contract (e.g., FOB shipping or destination). We have revised the disclosure on page F-51 of the Registration Statement accordingly.

October 8, 2021

Note 3—Revenues, page F-54

25.	Please tell us what consideration you have given to providing disaggregated revenue disclosures for revenue recognized over-time and at a point-in-time. Refer to ASC 606-10-55-89 through 91.

Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s request for consideration over disaggregated revenue disclosures based on point-in-time and over-time recognition.

Fast Radius has documented considerations for transfer of control over-time vs. point-in-time in accordance with ASC 606 and notes that contracts that qualified for over-time recognition represented less than 5% of total revenues in 2020 and 2019. For the foregoing reasons, the Company respectfully submits that such amounts are immaterial to the financial statements and therefore do not need to be disclosed.

Exhibit Index, page II-2

26.

We note your disclosure in the footnotes to the exhibit index that portions of this exhibit have been omitted. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page II-4 of the Registration Statement and Exhibit 10.23 to the Registration Statement.

General

27.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised pages 18-21, 28-31, 85-87, 117-119 and 247-248 of the Registration Statement.

28.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised pages 14-15 and 123 of the Registration Statement.

October 8, 2021

29.	Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Response: In response to the Staff’s comment, the Company has revised pages Cover, 9, 35, 169, 253, 273 and 306 of the Registration Statement.

30.

Please quantify any fees, out-of-pocket expenses and any loans extended for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised pages 21, 31, 120, 157, and 249 of the Registration Statement. The Company advises the Staff that, as of June 30, 2021, no fees, out-of-pocket expenses or loans had been extended by the Company’s officers and directors in connection with the Business Combination.

31.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised page 175 of the Registration Statement.

32.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Company has revised pages 9-10 of the Registration Statement.

*    *    *    *

October 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or Ryan.Maierson@lw.com.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Tyler Reeder, ECP Environmental Growth Opportunities Corp.

Drew Brown, ECP Environmental Growth Opportunities Corp.

Lou Rassey, Fast Radius, Inc.

David A. Kurzweil, Latham & Watkins LLP

David E. Owen, Latham & Watkins LLP

Scott Kapp, DLA Piper LLP (US)

Adam Spector, DLA Piper LLP (US)